SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT

Pursuant to Section 15(D) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 1-9076

Full Title of the Plan:

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

300 Tower Parkway

Lincolnshire, Illinois 60069

Fortune Brands Retirement

Savings Plan

Financial Statements

As of and for the Years Ended

December 31, 2002 and 2001

Fortune Brands Retirement Savings Plan

Contents

December 31, 2002 and 2001

Note:	Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Retirement Savings Plan.

As described in Note 2, the Statement of New Assets and Statement of Changes in Net Assets as of and for the year ended December 31, 2002 have been restated.

Report of Independent Registered Public Accounting Firm

To the Corporate Employee Benefits Committee of

Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Statement of Net Assets and Statement of Changes in Net Assets as of and for the year ended December 31, 2002 have been restated.

Chicago, Illinois

May 23, 2003, except as to Note 2

    for which the date is June 25, 2004

1

Fortune Brands Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits

As of December 31, 2002 and 2001

(In Thousands)

	2002 (Restated)	2001
Assets
Beneficial interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$472,221	$545,956
Receivables
Company contributions	2,639	4,930
Participant contributions	—	22

Total assets	474,860	550,908

Net assets available for plan benefits	$474,860	$550,908

The accompanying notes are an integral part of the financial statements.

2

Fortune Brands Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2002 and 2001

(In Thousands)

	2002 (Restated)	2001
Additions
Company contributions	$15,097	$14,433
Participant contributions	30,995	32,163
Transfers to the plan (Note 6)	68	163

Total additions	46,160	46,759

Deductions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment losses	80,998	33,026
Benefits paid to participants	40,999	54,713
Transfers from the plan (Note 6)	211	20,790

Total deductions	122,208	108,529

Decrease in net assets	(76,048)	(61,770)

Net assets available for plan benefits, beginning of year	550,908	612,678

Net assets available for plan benefits, end of year	$474,860	$550,908

The accompanying notes are an integral part of the financial statements.

3

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of Plan

General

The Fortune Brands Retirement Savings Plan (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. (“Fortune”) and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries include: MasterBrand Industries, Inc. (“MasterBrand”), ACCO World Corporation (“ACCO”), Acushnet Company (“Acushnet”), and Jim Beam Brands Worldwide, Inc. (“Beam”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

The financial statements present the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Fortune and certain participating Companies. Participants’ annual tax deferred contributions are limited by the Code to $11,000 and $10,500 in 2002 and 2001, respectively.

Participants of MasterBrand and its participating operating subsidiaries (“MasterBrand Participating Employers”), ACCO, Fortune and Acushnet may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation.

Each MasterBrand Participating Employer, other than NHB Industries, Inc., formerly NHB Holdings, Inc., (“NHB”), provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation. NHB provides a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation.

ACCO and its participating operating subsidiaries (“ACCO Participating Employers”) provide a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation. Boone International, Inc. (“Boone”) provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

Acushnet and its participating operating subsidiaries (“Acushnet Participating Employers”) provide a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation and an additional 50% of the participant’s contributions up to 2% of eligible compensation.

Beam and its participating operating subsidiaries (“Beam Participating Employers”) do not provide matching contributions.

Fortune provides a matching contribution equal to 50% of the participant’s contributions, not to exceed 6% of eligible compensation.

Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. Acushnet Participating Employers and MasterBrand Participating Employers do not provide an annual profit-sharing contribution. For Plan years after 2001, ACCO Participating Employers no longer make profit-sharing contributions. ACCO Participating Employers made a profit-sharing contribution totaling $1,580 for the 2001 plan year. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Beam Participating Employers made profit-sharing contributions totaling $1,990 and $2,614 for the 2002 and 2001 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Participants may direct the investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

Vesting

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies’ matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies’ annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service (as summarized in the schedule below):

Number of Full Years of Service	Fortune	Beam	ACCO
Less than 1	0%	0%	0%
1 but less than 2	20%	0%	20%
2 but less than 3	40%	0%	40%
3 but less than 4	60%	20%	60%
4 but less than 5	80%	40%	80%
5 but less than 6	100%	60%	100%
6 but less than 7	100%	80%	100%
7 or more	100%	100%	100%

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant’s account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59 1/2.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Other

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	Restatement of Financial Statements

The Plan has restated the Statement of Net Assets and Statement of Changes in Net Assets as of and for the year ended December 31, 2002 to adjust for $710,682 of unrealized gains that had been incorrectly included in connection with the transfer of assets from the Fortune Brands Retirement Savings Plan to the Future Brands Retirement Savings Plan upon the transfer of employees from Jim Beam Brands Co. to Future Brands LLC. The balance of investments at December 31, 2002 has been decreased to exclude these unrealized gains. Net depreciation for the year ended December 31, 2002 has also been adjusted accordingly for the decrease in unrealized gains.

The restatement impacted the December 31, 2002 financial statements as follows (in thousands):

	2002 (Restated)	2002 (As Originally Reported)
Statement of Net Assets Available for Plan Benefits
Assets
Beneficial interest in Fortune Brands, Inc. Savings Plan’s Master Trust net assets	$472,221	$472,932
Receivables
Company contributions	2,639	2,639

Total assets	474,860	475,571

Net assets available for plan benefits	$474,860	$475,571

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

	2002 (Restated)	2002 (As Originally Reported)
Statement of Changes in Net Assets Available for
Plan Benefits

Additions
Company contributions	$15,097	$15,097
Participant contributions	30,995	30,995
Transfers to the Plan (Note 6)	68	68

Total additions	46,160	46,160

Deductions
Allocated share of Fortune Brands, Inc. Savings Plan’s Master Trust investment losses	80,998	80,287
Benefits paid to participants	40,999	40,999
Transfers from the Plan (Note 6)	211	211

Total deductions	122,208	121,497

Decrease in net assets	(76,048)	(75,337)

Net assets available for plan benefits
Beginning of year	550,908	550,908

End of year	$474,860	$475,571

3.	Summary of Significant Accounting Policies

Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

The Master Trust’s investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust’s beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund’s manager.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2002 and 2001 (in thousands):

	2002 (Restated)	2001
Net assets available for Plan benefits as stated in the accompanying financial statements	$474,860	$550,908
Less: Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan	—	91,825
Less: Amounts allocated to withdrawing participants	9,714	6,488

Net assets available for Plan benefits as stated in Form 5500	$465,146	$452,595

The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001 (in thousands):

	2002	2001
Benefits paid to participants as stated in the accompanying financial statements	$40,999	$54,713
Add: Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of current year end	—	91,825
Add: Amounts allocated to withdrawing participants as of current year end	9,714	6,488
Less: Amounts payable to withdrawing participants, terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of prior year end	—	104,219
Less: Amounts allocated to withdrawing participants as of prior year end	6,488	—

Benefits paid to participants as stated in Form 5500	$44,225	$48,807

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

The following is a reconciliation of other income as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001 (in thousands):

	2002	2001
Other income as stated in the accompanying financial statements	$—	$—
Add: Adjustment of amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of the prior year end	91,825	—

Other income as stated in Form 5500	$91,825	$—

In the prior year, the Company reported benefits payable in the Form 5500 as amounts payable to employees who have retired or terminated employment but have elected to have their assets remain in the Plan. In the current year, the Company changed its method of reporting benefits payable to reflect amounts payable to employees who have retired or terminated employment and requested withdrawals but have not been paid out as of year end. The current year adjustment of the prior year benefits payable amount is reflected as other income in the Form 5500.

5.	Plan Amendments

The Plan was amended effective January 1, 2002 to disallow ACCO cash option profit sharing contributions.

The Plan was amended effective January 1, 2002 to transfer hourly-paid employees of Boone International, Inc. from the Plan to the Fortune Brands Hourly Retirement Savings Plan.

The Plan was amended effective January 1, 2002 to limit each participant’s compensation to $200,000 in each Plan year.

The Plan was amended effective January 1, 2002 to eliminate ACCO profit sharing contributions.

The Plan was amended effective January 1, 2002 to allow participants of ACCO, Fortune and Acushnet to make after-tax contributions.

The Plan was amended effective January 1, 2002 to provide that Boone International, Inc. provide a matching contribution of 50% of each participant’s tax deferred and after tax contribution, not to exceed 6% of eligible compensation.

The Plan was amended effective January 1, 2002 to provide that MasterBrand Cabinets, Inc. increase its matching contribution to 50% of each participant’s tax deferred and after-tax contribution, not to exceed 6% of eligible compensation and an additional 50% of each participant’s tax deferred and after-tax contribution, not to exceed 3% of eligible compensation.

The Plan was amended effective January 1, 2002 to provide that NHB Holdings, Inc. increase its matching contribution to 50% of each participant’s tax deferred and after-tax contribution, not to exceed 5% of eligible compensation.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

The Plan was amended effective January 1, 2002 to increase the Company matching contribution to 50% of each participant’s tax deferred and after-tax contribution, not to exceed 6% of eligible compensation and an additional 50% of each participant’s tax deferred and after-tax contribution, not to exceed 3% of eligible compensation for participants employed by ACCO Participating employers (excluding Boone International, Inc.).

The Plan was amended effective January 1, 2002 to increase the maximum annual additions to participant accounts to the lesser of $40,000 or 100% of the participant’s compensation.

The Plan was amended effective January 1, 2002 to increase the maximum participant contribution from 21% to 50% of compensation, except for highly compensated participants, who will be limited to 13% of compensation.

The Plan was amended effective January 1, 2002 to allow the receipt of after-tax rollovers.

The Plan was amended effective January 1, 2002 to decrease the period of time following a participant’s hardship withdrawal for which the participant cannot make tax deferred or after-tax contributions to six months.

The Plan was amended effective January 1, 2002 to allow participants who have attained age 50 to make “catch-up” contributions in accordance with Section 414(v) of the Code. This permits such individuals to make annual tax deferred contributions for specific amounts in excess of the Code’s previously mentioned limits on such contributions.

The Plan was amended effective January 1, 2002 to add the Fidelity Value Fund.

6.	Transfers to and from the Plan

During 2002, transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Hourly Employee Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan.

During 2001, certain employees transferred from Beam to Future Brands LLC, a joint venture between Beam and V&S Vin & Sprit AB of Sweden. The value of participant accounts transferred to the Future Brands LLC Retirement Savings Plan on April 1, 2001 totaled $20,759,274. The remaining transfers related to transactions in the ordinary course of business between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan.

7.	Assets Held in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 90.06% and 91.11% in the Master Trust’s net assets at December 31, 2002 and 2001, respectively.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

Master Trust assets at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Interest and dividends receivable	$229	$511
Common stock – corporate
Fortune Brands, Inc. common stock	45,677	38,950
Other common stock	94,831	126,964
U.S. Government securities	6,911	11,080
Corporate debt instruments	6,799	16,202
Registered investment companies	296,953	340,987
Collateralized promissory notes from participants	16,316	16,254
Interest bearing cash	57,133	49,045

Total assets	524,849	599,993

Administrative expenses payable	(488)	(786)

Total net assets of the Master Trust available for benefits	$524,361	$599,207

The net appreciation (depreciation) in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
Net appreciation (depreciation) in fair value
Common stock – corporate
Fortune Brands, Inc. common stock	$6,752	$9,717
Other common stock	(34,888)	(24,025)
U. S. Government securities	847	(34)
Corporate debt instruments	(315)	402
Registered investment companies	(64,722)	(24,973)

Net depreciation in fair value of investments of the Master Trust	(92,326)	(38,913)
Interest income	3,039	5,026
Dividend income	2,532	2,715
Administrative expenses	(2,078)	(2,328)

Total net loss of the Master Trust	$(88,833)	$(33,500)

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements, Continued

December 31, 2002 and 2001

9.	Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

10.	Credit Risks

The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

11.	Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated February 25, 2003 to Fortune stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

12.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $1,422,021 and $1,398,262 for the years ended December 31, 2002 and 2001, respectively. In addition, fees payable to the trustee as of December 31, 2002 and 2001 were $193,180 and $188,928, respectively.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

By:	/s/ Frank J. Cortese
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

Date: June 28, 2004